

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2023

Lu Lv
Chief Financial Officer
Sunlands Technology Group
Building 4-6, Chaolai Science Park, No. 36
Chuangyuan Road, Chaoyang District
Beijing, 100012, the People's Republic of China

   Re: Sunlands Technology Group
     Form 20-F for the Fiscal Year Ended December 31, 2021
     Filed April 27, 2022
     Form 20-F for the Fiscal Year Ended December 31, 2022
     Filed April 25, 2023
     File No. 01-38423

Dear Lu Lv:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Trade & Services

cc: Li He